Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Duolingo, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
26603R106
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[        ]    Rule 13d-1(c)
[    X    ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26603R106	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Luis von Ahn
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,637,231
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,637,231
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,637,231
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.2%
12	Type of Reporting Person IN

CUSIP No. 26603R106	Schedule 13G	Page 2 of 5

ITEM 1. (a)    Name of Issuer:
Duolingo, Inc. (the “Issuer”).
(a)Address of Issuer’s Principal Executive Offices:

5900 Penn Avenue, Pittsburgh, Pennsylvania 15206
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Luis von Ahn (the “Reporting Person”).
(a)Address or Principal Business Office:
The business address of the Reporting Person is c/o Duolingo, Inc., 5900 Penn Avenue, Pittsburgh, PA 15206.
(b)Citizenship of each Reporting Person is:
The Reporting Person is a citizen of the United States.
(c)Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
(d)CUSIP Number:

26603R106
ITEM 3.
    Not applicable.

CUSIP No. 26603R106	Schedule 13G	Page 3 of 5

ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 35,797,739 shares of Class A Common Stock outstanding as of November 7, 2023, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Luis von Ahn	3,637,231	9%	3,637,231	0	3,637,231	0

The Reporting Person is the beneficial owner of 3,637,231 shares of Class A Common Stock, which includes (i) 3,089,231 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by the Reporting Person that are convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis, (ii) 525,000 shares of Class A Common Stock underlying stock options held of record by the Reporting Person that are exercisable prior to February 29, 2024, and (iii) 23,000 shares of Class A Common Stock underlying shares of Class B Common Stock that are held of record by Luis von Ahn Foundation and which are convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 26603R106	Schedule 13G	Page 4 of 5

CUSIP No. 26603R106	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 2024

Luis von Ahn

/s/ Luis von Ahn